SANOFI-AVENTIS SELLS ITS INTERESTS IN WACKER-CHEMIE

Paris, August 8, 2005 - Hoechst AG, a subsidiary of sanofi-aventis, and the Wacker family agreed on the restructuring of the ownership of Wacker-Chemie GmbH.

All of Hoechst’s remaining interests in Wacker-Chemie GmbH were sold to an affiliate of the Wacker family, giving the Wacker family 100% control of the company.

This sale brings to an end a partnership of 84 years between Hoechst AG and the Wacker family, originating from the first years of Wacker-Chemie GmbH.

The terms and conditions of the transaction have not been disclosed.

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY)

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Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

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